UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Fuling Global Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

G3729B102

(CUSIP Number)

Guilan Jiang

Silver Trillion Investments Limited

Sujuan Zhu

Celestial Sun Holdings Limited

Qian (Eugene) Hu

Zheng Hui Investments Limited

Xinzhong Wang

Charm Grow Holdings Limited

Jinxue Jiang

Tengyu International Limited

c/o Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province, People’s Republic of China, 317511

+86 (0576) 8662 3098

With copies to:

Peter X. Huang, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

30/F, China World Office 2

No. 1, Jian Guo Men Wai Avenue

Beijing 100004, China

Tel: +86-10-6535-5500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 1, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 1 to the Schedule 13D filed with U.S. Securities and Exchange Commission (the “SEC”) on June 26, 2020 (the “Original Filing”), jointly by Ms. Guilan Jiang, Ms. Sujuan Zhu, Mr. Qian (Eugene) Hu, Mr. Xinzhong Wang, Mr. Jinxue Jiang, Silver Trillion Investments Limited, Celestial Sun Holdings Limited, Zheng Hui Investments Limited, Charm Grow Holdings Limited and Tengyu International Limited, with respect to ordinary shares, par value US$0.001 per share (“Ordinary Shares”) of Fuling Global Inc., a Cayman Islands company (the “Company”). The Company’s Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “FORK.” Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filing.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3729B102	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Guilan Jiang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,541,668 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,541,668 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,541,668 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1% of the Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing 5,541,668 Ordinary Shares held by Silver Trillion Investments Limited (“Silver Trillion”), a British Virgin Islands company beneficially owned by Ms. Guilan Jiang. The registered address of Silver Trillion is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(2)	Based on 15,803,763 Ordinary Shares outstanding as of September 1, 2020 as provided by the Company on the same date.

CUSIP No. G3729B102	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Silver Trillion Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,541,668 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,541,668 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,541,668 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1% of the Ordinary Shares(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Based on 15,803,763 Ordinary Shares outstanding as of September 1, 2020 as provided by the Company on the same date.

CUSIP No. G3729B102	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS Sujuan Zhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,216,667 Ordinary Shares(4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,216,667 Ordinary Shares(4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,216,667 Ordinary Shares(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% of the Ordinary Shares (5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(4)	Representing 2,216,667 Ordinary Shares held by Celestial Sun Holdings Limited (“Celestial Sun”), a British Virgin Islands company beneficially owned by Ms. Sujuan Zhu. The registered address of Celestial Sun is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)	Based on 15,803,763 Ordinary Shares outstanding as of September 1, 2020 as provided by the Company on the same date.

CUSIP No. G3729B102	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS Celestial Sun Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,216,667 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,216,667 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,216,667 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% of the Ordinary Shares(6)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(6)	Based on 15,803,763 Ordinary Shares outstanding as of September 1, 2020 as provided by the Company on the same date.

CUSIP No. G3729B102	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS Qian (Eugene) Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,154,104 Ordinary Shares(7)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,154,104 Ordinary Shares(7)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,104 Ordinary Shares(7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% of the Ordinary Shares (8)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(7)	Representing (i) 45,771 Ordinary Shares owned by Mr. Qian (Eugene) Hu and (ii) 1,108,333 Ordinary Shares held by Zheng Hui Investments Limited (“Zheng Hui Investments”), a British Virgin Islands company beneficially owned by Mr. Qian (Eugene) Hu. The registered address of Zheng Hui Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)	Based on 15,803,763 Ordinary Shares outstanding as of September 1, 2020 as provided by the Company on the same date.

CUSIP No. G3729B102	13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS Zheng Hui Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,108,333 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,108,333 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,333 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% of the Ordinary Shares(9)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(9)	Based on 15,803,763 Ordinary Shares outstanding as of September 1, 2020 as provided by the Company on the same date.

CUSIP No. G3729B102	13D	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS Xinzhong Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,108,333 Ordinary Shares(10)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,108,333 Ordinary Shares(10)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,333 Ordinary Shares(10)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% of the Ordinary Shares (11)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(10)	Representing 1,108,333 Ordinary Shares held by Charm Grow Holdings Limited (“Charm Grow”), a British Virgin Islands company beneficially owned by Mr. Xinzhong Wang. The registered address of Charm Grow is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(11)	Based on 15,803,763 Ordinary Shares outstanding as of September 1, 2020 as provided by the Company on the same date.

CUSIP No. G3729B102	13D	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS Charm Grow Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,108,333 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,108,333 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,333 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% of the Ordinary Shares(12)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(12)	Based on 15,803,763 Ordinary Shares outstanding as of September 1, 2020 as provided by the Company on the same date.

CUSIP No. G3729B102	13D	Page 10 of 14 Pages

1	NAMES OF REPORTING PERSONS Jinxue Jiang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,108,333 Ordinary Shares(13)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,108,333 Ordinary Shares(13)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,333 Ordinary Shares(13)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% of the Ordinary Shares (14)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(10)	Representing 1,108,333 Ordinary Shares held by Tengyu International Limited (“Tengyu International”), a British Virgin Islands company beneficially owned by Mr. Jinxue Jiang. The registered address of Tengyu International is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(14)	Based on 15,803,763 Ordinary Shares outstanding as of September 1, 2020 as provided by the Company on the same date.

CUSIP No. G3729B102	13D	Page 11 of 14 Pages

1	NAMES OF REPORTING PERSONS Tengyu International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,108,333 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,108,333 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,333 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% of the Ordinary Shares(15)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(15)	Based on 15,803,763 Ordinary Shares outstanding as of September 1, 2020 as provided by the Company on the same date.

CUSIP No. G3729B102	13D	Page 12 of 14 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by incorporating the following:

Pursuant to an agreement and plan of merger, dated as of September 1, 2020 (the “Merger Agreement”), among Fuling ParentCo Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), Fuling MergerCo Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly directly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit D as is incorporated herein by reference in its entirety.

The Reporting Persons estimate that the total amount of funds required to consummate the transactions contemplated by the Merger Agreement, including the acquisition of all the outstanding Ordinary Shares other than Rollover Shares (as defined below) pursuant to the Merger Agreement, will be approximately $11.1 million. The Reporting Persons anticipate funding these payments with a combination of (i) cash contributions contemplated by certain equity commitment letters, each dated as of September 1, 2020 (each an “Equity Commitment Letter” and collectively, the “Equity Commitment Letters”) by and between Parent and each of Harvest Wind Investment Limited, an entity wholly owned by Mr. Qijun Huang, and Silver Trillion, (ii) cash in the Company and its subsidiaries and (iii) rollover equity from the Filing Persons, which will be cancelled without payment of any consideration therefor.

The descriptions of the Merger Agreement, Founder Equity Commitment Letter and Founder Limited Guarantee (each as defined below) are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by incorporating the following:

On September 1, 2020, the Company entered into the Merger Agreement with Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares, each as defined below) will be cancelled and cease to exist in exchange for the right to receive US$2.35 in cash without interest and net of any withholding taxes. “Excluded Shares” means, collectively, Rollover Shares and such other Ordinary Shares held by Parent, the Company or any of their respective subsidiaries prior to the Effective Time. Each of the Excluded Shares will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor. “Dissenting Shares” means Ordinary Shares outstanding immediately prior to the Effective Time and held by holders who have validly given a written objection with respect to the Merger pursuant to Section 238(2) of the Cayman Islands Companies Law (the “CICL”) and not withdrawn or lost their dissenter’s rights pursuant to the CICL. Each Dissenting Share will be cancelled at the Effective Time for the right to receive from the surviving corporation the fair value of such Ordinary Shares as determined in accordance with the CICL.

CUSIP No. G3729B102	13D	Page 13 of 14 Pages

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement and the transactions contemplated thereby by holders of Ordinary Shares representing two-thirds or more of the Ordinary Shares present and voting at a shareholders’ meeting of the Company convened for purposes of voting upon and approving the Merger Agreement and the transactions contemplated thereby. The Merger Agreement may be terminated by the Company or Parent under certain circumstances.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the outstanding Ordinary Shares not owned by the Buyer Group. If the Merger is consummated, Ordinary Shares will no longer be traded on The Nasdaq Capital Market and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by Parent. The information disclosed in this paragraph and the preceding two paragraphs is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

On September 1, 2020, Silver Trillion entered into an Equity Commitment Letter with Parent (the “Founder Equity Commitment Letter”), pursuant to which, Silver Trillion will provide, or cause to be provided, equity financing to Parent in an amount up to US$5.6 million in connection with the Merger.

Concurrently with the execution of the Merger Agreement, Ms. Guilan Jiang, Ms. Sujuan Zhu, Mr. Qian (Eugene) Hu, Mr. Xinzhong Wang and Mr. Jinxue Jiang (collectively, “Rollover Shareholders”) entered into a support agreement dated as of September 1, 2020 (the “Support Agreement”) with Parent, pursuant to which they have agreed with Parent, among other things, that they will vote certain Ordinary Shares owned directly or indirectly by them (the “Rollover Shares”) in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger. In addition, each of Rollover Shareholders agreed that the Rollover Shares will, in connection with and at the Effective Time, be cancelled for no consideration in exchange for newly issued shares in Parent.

Concurrently with the execution of the Merger Agreement, Silver Trillion executed and delivered a limited guarantee (the “Founder Limited Guarantee”) in favor of the Company with respect to a portion of the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Company by Parent under certain circumstances as set forth in the Merger Agreement.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Founder Equity Commitment Letter, the Support Agreement and the Founder Limited Guarantee, copies of which are attached hereto as Exhibits D, E, F and G, respectively, and which are incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages and the paragraphs 5 through 9 under Item 2 of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 15,803,763 Ordinary Shares outstanding as of September 1, 2020 as provided by the Company on the same date.

CUSIP No. G3729B102	13D	Page 14 of 14 Pages

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated September 1, 2020 by and among the Reporting Persons.

D	Agreement and Plan of Merger, among Fuling ParentCo Inc., Fuling MergerCo Inc. and the Company, dated as of September 1, 2020, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on September 1, 2020.

E	Equity Commitment Letter, dated as of September 1, 2020, between Silver Trillion and Fuling ParentCo Inc.

F	Support Agreement, dated as of September 1, 2020, between Ms. Guilan Jiang, Ms. Sujuan Zhu, Mr. Qian (Eugene) Hu, Mr. Xinzhong Wang and Mr. Jinxue Jiang and Fuling ParentCo Inc.

G	Limited Guarantee, dated as of September 1, 2020, between Silver Trillion and Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2020

Guilan Jiang		/s/ Guilan Jiang

Silver Trillion Investments Limited	By:	/s/ Guilan Jiang
Name: Guilan Jiang
Title: Director

Sujuan Zhu		/s/ Sujuan Zhu

Celestial Sun Holdings Limited	By:	/s/ Sujuan Zhu
Name: Sujuan Zhu
Title: Director

Qian (Eugene) Hu		/s/ Qian (Eugene) Hu

Zheng Hui Investments Limited	By:	/s/ Qian (Eugene) Hu
Name: Qian (Eugene) Hu
Title: Director

Xinzhong Wang		/s/ Xinzhong Wang

Charm Grow Holdings Limited	By:	/s/ Xinzhong Wang
Name: Xinzhong Wang
Title: Director

Jinxue Jiang		/s/ Jinxue Jiang

Tengyu International Limited	By:	/s/ Jinxue Jiang
Name: Jinxue Jiang
Title: Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Silver Trillion Investments Limited

The business address of each of the following individuals is c/o Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province, People’s Republic of China, 317511.

Directors:

Name	Country of Citizenship
Guilan Jiang	The People’s Republic of China

Executive Officers:

None

Celestial Sun Holdings Limited

The business address of each of the following individuals is c/o Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province, People’s Republic of China, 317511.

Directors:

Name	Country of Citizenship
Sujuan Zhu	The People’s Republic of China

Executive Officers:

None

Zheng Hui Investments Limited

The business address of each of the following individuals is c/o Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province, People’s Republic of China, 317511.

Directors:

Name	Country of Citizenship
Qian (Eugene) Hu	The People’s Republic of China

Executive Officers:

None

Charm Grow Holdings Limited

The business address of each of the following individuals is c/o Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province, People’s Republic of China, 317511.

Directors:

Name	Country of Citizenship
Xinzhong Wang	The People’s Republic of China

Executive Officers:

None

Tengyu International Limited

The business address of each of the following individuals is c/o Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province, People’s Republic of China, 317511.

Directors:

Name	Country of Citizenship
Jinxue Jiang	The People’s Republic of China

Executive Officers:

None